GAMBRO

RECEIVED
2004 DEC 21 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, December 9, 2004

SUPPL

04054045

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

dlw 1/5

Encl.:
Press releases:
December 7, 2004 - Gambro makes combined, important strategic steps: sells US clinics business and establishes strategic alliance with DaVita
December 8, 2004 - Gambro continues capacity expansion for dialyzers

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
December 7, 2004

Gambro makes combined, important strategic steps: sells US clinics business and establishes strategic alliance with DaVita

Gambro has entered into an agreement to divest its dialysis clinics business in the U.S., Gambro Healthcare US, to DaVita Inc. Gambro Healthcare US has revenues (2003) of about USD 1.8 billion (SEK 14.2 billion) and includes 565 clinics with 43,200 patients. The total consideration is about USD 3.05 billion (SEK 20.5 billion) in cash. The divestment results in a pre-tax capital gain of USD 1.2 billion (SEK 8.1 billion). Gambro has also entered into a preferred supplier agreement and a strategic R&D partnership with DaVita.

The combination of the divestment and the strategic cooperation enables Gambro to focus and strengthen future growth and value creation based on its leading capabilities in medical technology products for blood and cell based therapies, including dialysis.

"This is an important strategic step for Gambro" says Sören Mellstig, President and CEO of Gambro. "Going forward we will focus and build upon our leading position as provider of products for renal and intensive care as well as in the blood components area. The alliance with DaVita in the renal products area is key for us on the U.S. market and both confirms and strengthens our leading position.

We take this step based on a position of strength and a positive momentum. Our business is in good shape as is our financial position. Gambro Healthcare US has had a very good development during recent years and we are now pleased to participate in creating an even stronger dialysis care provider in the U.S. This will be the largest U.S. care provider with which we will have a close cooperation that substantially strengthens both parties."

Gambro will be the preferred supplier of renal products to DaVita for a period of at least 10 years. Gambro has also entered into a strategic partnership with DaVita in the field of both research and development of dialysis products and quality of care. Gambro Renal Products will strengthen its position as a globally leading provider of complete offerings of products and related services for renal care.

The total consideration is about USD 3.05 billion (SEK 20.5 billion) in cash. The divestment results in a pre-tax capital gain of about USD 1.2 billion (SEK 8.1 billion) and net debt will be turned into a cash surplus of about USD 2.0 billion (SEK 13.2 billion). The capital gain will be recognized at the closing of the deal.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

The divestment of Gambro Healthcare US is subject to the approval of relevant authorities. Closure of the deal is expected during the first half of 2005.

After the divestment Gambro will consist of the three business areas Gambro Renal Products, Gambro BCT (Blood Component Technology) and Gambro Healthcare (non US clinics). Revenues for current operations (2003) are about USD 1.9 billion (SEK 13 billion) and the number of employees 11,000.

Press meeting (audiocast live at www.gambro.com)
Sören Mellstig, President and CEO will host a press meeting today at 10:30 (CET) to present the deal. The presentation will take place at Gambro's corporate headquarters on Jakobsgatan 6 in Stockholm. Regarding the audiocast, please find all related information on Gambro's website www.gambro.com.

Analyst and investor presentation
Sören Mellstig, President and CEO will host an analyst and investor meeting to present deal today at 13:00 (CET). The presentation will take place at Gambro's corporate headquarters on Jakobsgatan 6 in Stockholm. The press is welcome to participate at the analyst meeting as well.

Conference call (audiocast live at www.gambro.com)
The company will also host a conference call and audiocast today at 16:00 (CET). +44 (0)20 7162 0181 (if calling from Europe), +1 334 420 4950 (if calling from the U.S.). Regarding the audiocast, please find all related information on Gambro's web site: www.gambro.com.

For further information please contact:
Outside the U.S.
Karin Avasalu, VP, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 99
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 73 366 65 84

U.S. Only
Ed Egger, Director, Communications, Gambro Inc., US, tel +1 303 231 4639
Kevin Smith, President, Gambro Inc., Investor Relations US, tel. +1 303 231 4750

GAMBRO

PRESS RELEASE
December 7, 2004

The pro forma numbers in this press release are preliminary and estimated.

INCOME STATEMENT

MSEK Excl. nonrecurring items	January-September 2004 Gambro pro forma	 Business to be discontinued	 Total (as reported)	January-September 2003 Gambro pro forma	 Business to be discontinued	 Total (as reported)
Revenues	**9,932**	**9,843**	**19,775**	**9,664**	**9,973**	**19,637**
EBITDA	**1,793**	**1,736**	**3,529**	**1,673**	**1,681**	**3,354**
margin	*18.0%*	*16.5%*	*17.8%*	17.3%	15.7%	*17.1%*
-Amortization, goodwill	-88	-547	-635	-94	-605	-699
-Depreciation, other	-941	-429	-1,370	-895	-438	-1,333
EBIT	**764**	**760**	**1,524**	**684**	**638**	**1,322**
margin	*7.7%*	*7.2%*	*7.7%*	7.1%	5.9%	*6.7%*
Financial net	222	-322	-100	319	-333	-14
EBT	**986**	**438**	**1,424**	**1,003**	**305**	**1,308**
Taxes	-455	-299	-754	-428	-285	-713
Minorities	1	-60	-59	0	-51	-52
Net Income	**532**	**78**	**610**	**575**	**-32**	**543**
EPS	**1.54**	**0.23**	**1.77**	**1.67**	**-0.09**	**1.58**
EPS (excl. goodwill)	**1.80**	**1.82**	**3.62**	**1.94**	**1.66**	**3.60**

BALANCE SHEET

SEK in billions	September 30, 2004 Gambro pro forma	 Business to be discontinued	 Total (as reported)
Assets			
Intangible assets	2.0	9.3	11.3
Other fixed assets	8.1	3.0	11.1
Current assets	21.0	-9.3	11.7
	31.1	3.0	34.1
Shareholders' equity and liabilities			
Shareholders' equity	25.7	-7.7	18.0
Provisions / Minorities	2.0	2.6	4.6
Long-term liabilities	0	4.0	4.0
Current liabilities	3.4	4.1	7.5
	31.1	3.0	34.1
Net debt (+) / Net assets (-)	**-13.2**	**18.3**	**5.1**

CASH FLOW

MSEK Excl. nonrecurring items	January-September 2004 Gambro pro forma	 Business to be discontinued	 Total (as reported)	January-September 2003 Gambro pro forma	 Business to be discontinued	 Total (as reported)
Cash flow from operations	**1,610**	**1,414**	**3,024**	**1,648**	**1,260**	**2,908**
Capex, net	-898	-276	-1,174	-1,145	-451	-1,596
Operating cash flow	**712**	**1,138**	**1,850**	**503**	**809**	**1,312**
Acquisitions/divestitures	-48	21	-27	-21	-47	-68
Cash flow before tax	**664**	**1,159**	**1,823**	**482**	**762**	**1,244**

GAMBRO

PRESS RELEASE
December 8, 2004

Gambro continues capacity expansion for dialyzers

Gambro will build a new manufacturing plant for synthetic dialyzers in North America. The capacity expansion will initially enable Gambro to increase its production capacity by ten million dialyzers annually. Construction will start in 2005 and it will take about three years before the plant is operational. The investment supports Gambro's strategy to further grow its business in the fast expanding market for synthetic dialyzers.

"This in an important step for Gambro. It will enable us to produce large volume synthetic dialyzers in an even more cost efficient and flexible way," says Jon Risfelt, President Gambro Renal Products. "The increased production capacity clearly supports Gambro's strategy to further develop its strong position in the market for synthetic dialyzers."

Since 1999 Gambro has, including today's announcement, taken investment decisions that in total will result in an increased production capacity of approx. 29.5 million synthetic dialyzers per year. Today Gambro has highly automated and state-of-the-art facilities that manufactures synthetic dialyzers to customers worldwide. With the additional production capacity in North America Gambro is well prepared to meet the increased global market demand.

Background information about the Polyflux dialyzer
Gambro's synthetic membrane dialyzer, Polyflux, is an advanced filter for hemodialysis and convective treatments where the selection of membrane structure and polymer materials is of highest importance. The structural arrangement of the membrane with its three-layer design and micro domain surface resembles that of nature's own biological membrane. This means that the immune system and coagulation cascade to a very limited degree are unaffected by blood/ membrane contact.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Maria Långberg, Vice President, GRP Communications, tel. +46-8-613 65 73, +46-70-513 65 73

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com